EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement 333-182292 of Monsanto Company on Form S-8 of our report dated June 8, 2016, relating to the financial statements and supplemental schedules of the Monsanto Savings and Investment Plan (which expresses an unmodified opinion and includes an explanatory paragraph related to the adoption of Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) and ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)), appearing in this Annual Report on Form 11-K of the Monsanto Savings and Investment Plan for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP
St. Louis, Missouri
June 8, 2016